UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2015

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated:October 28, 2015

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement
99.2	Press Release entitled “CNOOC Limited Announces Key Operational Statistics for Q3 2015”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the third quarter of 2015 (ended 30 September 2015). The comparative statistics of the Group for the third quarter of 2014 (ended 30 September 2014) are also disclosed in this announcement.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the third quarter of 2015 (ended 30 September 2015). The comparative statistics of the Group for the third quarter of 2014 (ended 30 September 2014) are also disclosed in this announcement.

The Company achieved a total net production of 127.5 million barrels of oil equivalent (“BOE”) for the third quarter of 2015, representing a significant increase of 23.8% year over year (“YoY”). Production from offshore China increased 28.2% YoY to 83.3 million BOE, mainly attributable to the production contribution from new projects in Bohai and Eastern South China Sea. Overseas production increased 16.5% YoY to 44.3 million BOE, mainly because of maintenance at Buzzard oilfield during the same period last year and new production from Golden Eagle project in the U.K. North Sea.

For the third quarter of 2015, the Company made three new discoveries and drilled fourteen successful appraisal wells offshore China. The Caofeidian 6-4 structure was successfully appraised and proved to be a mid-sized oilfield, which marked a significant breakthrough after several years of oil and gas exploration in western Bohai. The new discovery of Liuhua 21-2 further demonstrated the exploration potential of Baiyun Sag in Pearl River Mouth basin and is expected to be developed jointly with adjacent oil structures including Liuhua 20-2 in the area.

On development and production, the Luda 10-1 oilfield comprehensive adjustment project commenced production during the period. Other projects were progressed as planned.

The unaudited oil and gas sales revenue of the Company reached approximately RMB 36.25 billion for the third quarter of 2015, representing a decrease of 32.3% YoY, mainly due to the significant decrease in the average realized oil price. During the period, the Company’s average realized oil price decreased 50.7% YoY to US$48.84 per barrel, which mainly due to lower international oil prices. The Company’s average realized gas price was US$6.41 per thousand cubic feet, representing a decrease of 3.0% YoY.

For the third quarter of 2015, the Company's capital expenditure reached approximately RMB 14.75 billion (capitalized interests RMB0.34 billion were not included), representing a decrease of 44.0% YoY, mainly because the Company continued cost control and efficiency improvement efforts and decreased capital expenditures in response to the low oil price environment.

Third Quarter and Year-to-Date Net Production Summary (Unaudited)*

	2015						2014
	Q3			YTD			Q3			YTD
	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total
	(mmbbls)	(bcf)	(mmBOE)	(mmbbls)	(bcf)	(mmBOE)	(mmbbls)	(bcf)	(mmBOE)	(mmbbls)	(bcf)	(mmBOE)
China
Bohai	45.3	12.3	47.3	128.6	37.1	134.8	36.8	12.6	38.9	107.0	38.2	113.3
Western South China Sea	8.1	29.5	13.1	25.1	86.5	39.9	6.8	31.3	12.2	21.8	94.8	38.1
Eastern South China Sea	17.8	24.3	21.8	52.0	58.7	61.8	11.7	10.5	13.4	37.6	33.3	43.1
East China Sea	0.3	4.3	1.0	0.9	13.2	3.1	0.1	2.3	0.5	0.4	7.2	1.6
Subtotal	71.4	70.4	83.3	206.6	195.5	239.5	55.4	56.7	65.0	166.8	173.6	196.2
Overseas
Asia (excluding China)	4.0	13.0	6.3	12.3	37.3	19.0	3.5	13.1	5.9	9.4	37.8	16.3
Oceania	0.4	11.4	2.6	0.8	22.7	5.3	0.4	12.1	2.8	1.1	29.4	6.9
Africa	7.8	--	7.8	22.7	--	22.7	7.3	--	7.3	20.9	--	20.9
North America (excluding Canada)	5.3	12.1	7.3	15.3	35.8	21.2	5.0	10.3	6.7	13.3	28.2	18.0
Canada	4.5	5.9	5.5	12.7	19.4	16.0	4.2	10.5	6.0	12.9	32.9	18.3
South America	2.3	13.6	4.6	6.8	39.4	13.6	2.2	12.6	4.4	6.4	36.6	12.7
Europe	9.5	3.5	10.1	28.4	12.1	30.4	4.5	3.0	5.0	23.0	13.6	25.3
Subtotal	33.8	59.5	44.3	99.0	166.7	128.1	27.2	61.4	38.0	87.1	178.4	118.4
Total	105.2	129.9	127.5	305.6	362.2	367.7	82.6	118.1	103.0	253.9	352.0	314.6

* Including our interest in equity method investees, which is approximately 4.7 mmBOE in Q3 2015 and 4.4 mmBOE in Q3 2014.

Third Quarter and Year-to-Date Revenue and Capital Expenditure (Unaudited)

	RMB (million)				US$ (million)
	2015		2014		2015		2014
	Q3	YTD	Q3	YTD	Q3	YTD	Q3	YTD
Sales Revenue
Crude and liquids	31,608	100,371	49,287	158,110	5,059	16,270	7,999	25,724
Natural gas	4,644	12,915	4,281	12,554	743	2,094	695	2,043
Marketing revenue, net	338	1,183	544	1,737	54	192	88	283
Others	1,131	2,276	943	2,975	181	369	153	484

Total	37,721	116,745	55,055	175,376	6,037	18,925	8,935	28,534
Capital Expenditures*
Exploration	3,591	10,774	5,607	16,888	575	1,746	910	2,748
Development	9,337	31,386	17,496	48,478	1,494	5,088	2,840	7,888
Production	1,739	5,377	2,973	8,410	278	872	482	1,368
Others	86	280	255	622	14	45	41	101

Total	14,753	47,817	26,330	74,399	2,361	7,751	4,273	12,105

* Capitalized interests were not included. Capitalized interests for Q3 2015 was RMB338 million.

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB6.2480 has been used for the third quarter of 2015, and an exchange rate of US$1 = RMB6. 1616 has been used for the third quarter of 2014, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 28 October 2015

As at the date of this announcement, the Board comprises:

Executive Directors	Independent Non-executive Directors
Li Fanrong Wu Guangqi	Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Non-executive Directors
Yang Hua (Chairman) Lv Bo

Exhibit 99.2

For Immediate Release

CNOOC Limited Announces Key Operational Statistics for Q3 2015

(Hong Kong, October 28, 2015) CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883, TSX: CNU) today announced its key operational statistics for the third quarter of 2015.

In the third quarter, the Company achieved a total net production of 127.5 million barrels of oil equivalent (BOE), representing a significant increase of 23.8% year over year (yoy). Net production from offshore China reached 83.3 million BOE, a 28.2% yoy increase, primarily due to the production contribution from newly commenced projects in Bohai and the Eastern South China Sea. Meanwhile, net production from overseas rose 16.5% yoy to 44.3 million BOE, mainly because of maintenance at the Buzzard oilfield during the same period last year and new production from the Golden Eagle project in the U.K. North Sea.

During the period, the Company made 3 new discoveries and drilled fourteen successful appraisal wells in offshore China. The Caofeidian 6-4 structure was successfully appraised and proved to be a mid-sized oilfield, which represents a significant breakthrough after several years of oil and gas exploration in western Bohai. The new discovery of Liuhua 21-2 further demonstrated the exploration potential of Baiyun Sag in Pearl River Mouth basin and is expected to be developed jointly with adjacent oil structures in the area, including Liuhua 20-2. In the third quarter, the Luda 10-1 oilfield comprehensive adjustment project commenced production, while other projects progressed smoothly.

In the third quarter, the unaudited oil and gas sales revenue of the Company reached approximately RMB36.25 billion, representing a decline of 32.3% yoy. The Company’s average realized oil price declined by 50.7% yoy to US$48.84 per barrel, while the average realized natural gas price declined by 3.0% yoy to US$6.41 per thousand cubic feet.

Facing a low oil price environment, the Company continued to lower costs and enhance efficiency, in addition to decreasing its full-year capital expenditures.

During the period, the Company reduced its capital expenditures by 44.0% yoy to approximately RMB14.75 billion.

Mr. Li Fanrong, CEO of the Company commented, “In the third quarter, the Company made smooth progress in overall business, including exploration, development and production. Our cost controls and enhanced efficiency measures were executed effectively and achieved remarkable results as we aimed to proactively respond to the impact of low oil prices. Meanwhile, we are confident that we will achieve our production and operation targets for the year.”

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2014 Annual Report on Form 20-F filed on 22 April 2015.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang

Deputy Manager, Media / Public Relations

CNOOC Limited

Tel: +86-10-8452-6642

Fax: +86-10-8452-1441

E-mail: MR@cnooc.com.cn

Ms. Cathy Zhang

Hill+Knowlton Strategies Asia
Tel: +852-2894 6211
Fax: +852-2576 1990

E-mail: cathy.zhang@hkstrategies.com